EXHIBIT “C”

To the Agreement and Plan of Reorganization

By and Among

FORBES MEDITECH, INC., FORBES MEDI-TECH (RESEARCH) INC.

THERAPEI PHARMACEUTICALS, INC. AND JOHN J. NESTOR, JR.

DATED AS OF OCTOBER 24, 2006

INTENTIONALLY OMITTED

CONFIDENTIAL